UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For period ended November 30, 2002

Atna Resources Ltd.

1550 – 409 Granville St., Vancouver, BC V6C 1T2

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [ X ]               Form 40-F [   ]

[The registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes    [   ]                  No    [ X ]

Atna Appoints New Chairman

Vancouver, B.C. (December 5, 2002) – Atna Resources Ltd. (ATN:TSX) reports that Mr. Peter DeLancey has stepped aside as Chairman of Atna.  Mr. DeLancey will remain as a Director and Chief Geologist.  The Board is pleased to announce that Mr. Glen Dickson has been appointed as Chairman of Atna.

Mr. Dickson is the current Chief Executive Officer of Gold-Ore Resources Ltd. and is the former President and Chief Executive Officer of Cumberland Resources Ltd.  Mr. Dickson is a Professional Geologist with over thirty years of exploration experience and was instrumental in the raising of $30 million for Cumberland.

Atna would also like to announce that Mr. Hugh Mogensen has resigned as a Director. Atna would like to thank Mr. Mogensen for his invaluable contributions to the company and wish him all the best in his future endeavours.

For further information contact:

Michael Williams, Vice President

Tel: (604) 684-2285; Fax: (604) 684-8887

E-mail: atna@atna.com, http://www.atna.com

Atna Resources Options Additional Nevada Gold Properties

Vancouver, B.C. (November 22, 2002) - Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has optioned two new gold prospects at the north end of the Carlin Gold District in Nevada. The properties, named Golden Cloud and Beowawe, were optioned from prospector Carl Pescio.

Golden Cloud ties on to the south boundary of Great Basin Gold’s Ivanhoe deposit, which is being developed by Hecla Mining. Hecla is planning an underground program to explore and develop the high-grade mineral resource reported to be 719,000 tons grading 1.29 ounces of gold and 7.0 ounces of silver per ton. The Silver Cloud property, under lease to Teck Cominco, lies immediately west of Golden Cloud and the main Barrick and Newmont Carlin operations are 6 miles to the southeast.

Golden Cloud lies at the intersection of the Northern Nevada Rift and the Carlin Trend. The Northern Nevada Rift is a deep-seated structural alignment of Miocene aged volcanic and intrusive rocks where mercury bearing, quartz-adularia epithermal systems containing high-grade gold and silver deposits occur. Examples include the deposits found at Ivanhoe and at the Ken Snyder Mine (2.73 million tons grading 1.12 ounces of gold and 12.82 ounces of silver per ton). Multiple mineralized structures outcrop on the Golden Cloud property containing banded and vuggy chalcedonic and opaline quartz with reported anomalous gold and mercury geochemistry. Recent prospecting exposed opaline sinters with visible cinnabar (mercury) mineralization. Gold mineralization in these systems typically occurs at depths of several hundred feet below the sinters. Similar sinters are observed above the high-grade gold mineralization at both Ivanhoe and Silver Cloud.

Beowawe occurs on the Northern Nevada Rift 14 miles south of Golden Cloud and 4 miles east of Newmont’s Mule Canyon mine. Previous shallow drilling in the pediment adjacent to a range front fault intersected multiple quartz rich structures with anomalous gold and mercury values. Highly anomalous gold geochemistry is reported from the drilling of a geothermal well adjacent to the property. Structurally controlled, banded chalcedonic quartz outcropping in the adjacent canyon and a nearby small mercury mine further attest to the mineralizing epithermal environment.

A geophysical and geochemical program will be carried out on both properties to define the largest and deepest-rooted quartz feeders and structures within the strongest centers of mineralization. Targets will then be drilled to the depth thought to mark the zone permissive to gold precipitation.

The Golden Cloud and Beowawe properties each consist of 100 claims (2,000 acres). Option terms for both properties are the same: each requires payment of an advance minimum royalty of US$20,000 on signing; US$20,000 on the 1st anniversary increasing by increments to US$100,000 on the 5th anniversary and US$100,000 annually thereafter; a 3% NSR; issuance of 50,000 shares on signing as well as on the 1st and 2nd anniversaries; and a minimum drilling commitment of 10,000 feet during the first 3 years.

Atna has rapidly established a presence in one of the most important gold mining districts in the world, and it’s gold portfolio now includes 4 gold properties in the Carlin and Northern Nevada Rift Trends. We will aggressively continue to pursue additional opportunities in Nevada and elsewhere to create an opportunity for discovery.

For further information contact:

Michael Williams, Vice President

Tel: (604) 684-2285; Fax: (604) 684-8887

E-mail: atna@atna.com, http://www.atna.com

Favourable Metallurgical Results From Cerro Negro

Vancouver, B.C. (November 26, 2002) – Atna Resources Ltd. (TSX:ATN) is pleased with results of the metallurgical work completed on its 100% controlled Cerro Negro copper oxide deposit in Chile. Leach testing of bulk samples indicates that the majority of material tested exhibits excellent response to sulfuric acid leaching. The company also reports filing a technical report by an independent qualified person (Michael Easdon, Registered Professional Geologist) in support of its resource estimates conforming to National Instrument 43-101. A copy of the full report will be available on the SEDAR website.

Atna classified Cerro Negro copper oxide mineralization into four ore types on the basis of grade, solubility ratios, and acid consumption. Bulk samples were collected from underground workings and “column tested” to determine the variability of leach characteristics in each type. The initial results indicate recoveries in excess of 90% of the soluble copper content in all ore types, with favourable acid consumption in the higher-grade material (greater than 0.5% Cu Total). The lower grade ores demonstrated good copper recoveries and variable acid consumption.

Leachable copper minerals include chrysocolla, atacamite, brocanthite, malachite, and iron–copper oxides (wad). The ratio of sulfuric acid soluble copper to total copper varies from 40 – 80% in the oxide zone, depending on the specific copper minerals. The higher-grade zones tend to have higher ratios of soluble copper to total copper, whereas the lower grade material is variable. The leachability characteristics are dependent on the copper species and gangue mineralogy. Some copper occurs in clays and iron oxides that are semi–refractory, but the vast majority of material tested gives excellent leaching response.

The results of the metallurgical testing indicate that it is probable that a mineable resource would exceed Atna’s threshold of a 50 million tonne deposit. Production ore would be treated in two separate processes: 1) crush, agglomerate, and pad leach for the higher-grade material, and 2) run of mine leach for the lower grade.

Financial modeling of the deposit at a production rate of 25,000 tonnes per year of copper cathode shows an economically viable operation with an attractive rate of return. The production rate could increase to 30 – 40,000 tonnes with optimization studies, further enhancing the return. The next stage of work entails in–fill drilling to confirm continuity of the higher grade leachable material, upgrade the resource to proven and probable categories, and provide the data for optimization studies and mine planning.

The deposit as modeled has a low strip ratio, high copper recovery, short leach cycle, and relatively low acid consumption. Power lines run adjacent to the property, a government maintained gravel road connects Cerro Negro to nearby port facilities at Chañaral and to three towns within a 45-minute commute. Low cost alternatives for water supply are available near the site and acid is available from nearby smelters and through the port.

The Cerro Negro project has advanced to a point of economic potential that justifies completing a feasibility study. Atna´s Board has recommended a search for a partner to participate in financing and future development. Discussions have been initiated with a number of parties who have expressed interest.

For further information contact:

Michael Williams, Vice President

Tel: (604) 684-2285; Fax: (604) 684-8887

E-mail: atna@atna.com, http://www.atna.com